March 13, 2026

Gregory D. Gorga
Chief Executive Officer
Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, CA 92075

       Re: Artelo Biosciences, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 09, 2026
           CIK No. 0001621221
Dear Gregory D. Gorga:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Amanda I. Hawthorne, Esq.